SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities and Exchange Act of 1934


Dreyfus Strategic Governments Income, Inc.
(DSI)
(Name of Issuer)

Common Stock
(Title of Class of Securities)

261938104
(CUSIP Number)

George W. Karpus, President
Karpus Management, Inc. d/b/a
Karpus Investment Management
14 Tobey Village Office Park
Pittsford, New York 14534
(716) 586-4680

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and
 Communications)

May 8, 2000
(Date of Event which Requires Filing of this Statement)

If the person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b) (3) or (4), check the following box. [ ]

(Page 1 of 4 pages)
There are no exhibits.














ITEM 1	Security and Issuer
		Common Stock
		Dreyfus Strategic Governments Income, Inc.
                        200 Park Avenue
		New York, NY  10166
ITEM 2	Identity and Background
		a) Karpus Management, Inc. d/b/a Karpus Investment Management
		    ("KIM")
		    George W. Karpus, President, Director and Controlling Stockholder
		    JoAnn VanDegriff, Vice President and Director
		   Sophie Karpus, Director
		b) 14 Tobey Village Office park
		    Pittsford, New York 14534
		c) Principal business and occupation - Investment Management for
		    individuals, pension and profit sharing plans, corporations,
		   endowments, trust and others, specializing in conservative asset
		   management (i.e. fixed income investments).
		d) None of George W. Karpus, JoAnn VanDegriff, or Sophie Karpus
		    ("the Principals") or KIM has been convicted in the past five years of
		    any criminal proceeding (excluding traffic violations).
		e) During the last five years noneof the principals or KIM has been a party
		    to a civil proceeding as a result of which any of them is subject to a
		    judgment, decree or final order enjoining future violations of or
		    prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
		f) Each of the Principals is a United States citizen.
		    KIM is a New York corporation.
ITEM 3	Source and Amount of Funds or Other Considerations
		KIM, an independent investment advisor, has accumulated shares of DSI
		on behalf of accounts that are managed by KIM ("the Accounts") under
		limited powers of attorney.  All funds that have been utilized in making
		such purchases are from such Accounts.
ITEM 4	Purpose of Transaction
		KIM has purchased Shares for investment purposes.  Being primarily a
		fixed income manager, with a specialty focus in the closed end fund
		sector, the profile of DSI fit the investment guidelines for various
		Accounts.  Shares have been acquired since September 12, 1995.
ITEM 5 	Interest in Securities of the Issuer
a) As of the date of this Report, KIM owns 351,505 shares, which
represents 2.40% of the outstanding Shares.   Sophie Karpus owns 350
shares purchased on August 19, 1999 at a price of $8.25 per share.  Karpus
Investment Management Profit Sharing Plan owns 625 shares, 500 shares were purchased on November 16, 1998 at a price of $9.00 per share and
125 shares were purchased on August 19, 1999 at a price of $8.25 per share.  None of the other Principals presently owns shares.
b) KIM has the sole power to dispose of and to vote all of such Shares
		under limited powers of attorney.
c) The first open market purchase occurred on September 12, 1995. Open
market purchases for the last 60 days for the Accounts.   There have been
no dispositions and no acquisitions, other than by such open purchases, during such period unless indicated.
Date
Shares
Price Per

Date
Shares
Price Per


Share



Share
3/17/00
-1225
8

4/5/00
2300
7.75
3/21/00
-500
8

4/10/00
-6100
7.875
3/28/00
500
7.75

4/11/00
3900
7.75
3/29/00
1300
7.6875

4/12/00
8300
7.75




4/12/00
-1900
7.875




4/28/00
1000
7.6875

The Accounts have the right to receive all dividends from, any proceeds
		from the sale of the Shares.  KIM reserves the right to further accumulate
		or sell shares. None of the Accounts has an interest in shares constituting
		more than 5% of the Shares outstanding.
ITEM 6	Contracts, Arrangements, Understandings, or Relationships with Respect
		to Securities of the Issuer.
		Except as described above, there are no contracts, arrangements,
		understandings or relationships of any kind among the Principals and KIM
		and between any of them and any other person with respect to any of DSI
		securities.
ITEM 7	Materials to be Filed as Exhibits
		See Attachment.


Signature
	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.
						Karpus Management, Inc.



May 8, 2000 				        By:________________________
       Date						        Signature
						   George W. Karpus, President
      Name/Title















April 25, 2000


Mr. Joseph S. DiMartino, Chairman
Dreyfus Strategic Governments Income, Inc.
200 Park Avenue
New York, NY  10166

RE: 	Dreyfus Strategic Governments Income, Inc. Proposal to Open-End the Fund

Dear Chairman DiMartino:

	Karpus Management, Inc. d/b/a Karpus Investment Management (KIM) represents beneficial ownership of 344,005 shares or 2.35% of the outstanding shares of Dreyfus Strategic Governments Income, Inc. As a registered investment advisor, it is the fiduciary duty of KIM to protect and act in the best interests of its' clients.

	According to the Fund's prospectus, the discount has met the requirement for a proposal to open end to be presented at the annual meeting. Consequently, the Fund has presented the proposal to open end at each annual meeting for the past five years with the Board recommending against shareholders voting
for the proposal.   It is the belief of KIM that the Board of Directors is in
violation of its fiduciary duty by consistently recommending that shareholders vote against the open ending.  The Fund has constantly traded at a discount to net asset value, (presently -20.41% as of 4/21/00), and the shareholders should be able to recognize this discount in terms of economic rewards.

	Safeguards against substantial discounts were included in the Fund's original prospectus as a method of marketing the Fund to investors.  For the Board of
Directors to recommend against these safeguards is contrary to the sentiment of the prospectus and the design of the Fund to prevent such wide discounts.

	I do not believe that the Board is fulfilling its' fiduciary duty to the shareholders by pairing the open ending proposal with terms and conditions that are unauthorized and have gone beyond the scope of the Fund's documents. By imposing service charges, deferred sales charges, and a 1% redemption fee, I believe that the Board is acting beyond the sentiment and authority of the original prospectus and simply acting in a manner to preserve revenues from ongoing management fees generated by the Fund.

	It is my opinion that it is the duty of the Board to present to the shareholders the opportunity to vote for open ending the Fund without all the
restrictions that have been imposed in past proposals.   It is also our
belief that the Board is in violation of the standards of fiduciary duty in the manner that they have constantly urged the defeat of the proposal and presented it with outrageous charges attached. I would appreciate an explanation from the Board why they feel that additional charges are warranted and the legal basis for imposing those charges.

	It is the hopes of KIM, the Board will provide shareholders the opportunity at the next annual meeting to vote simply on the open ending of the Fund without extraneous attached provisions.  However, if the Board does not see fit to do so, we are prepared to submit to the shareholders an independent proposal to vote upon open ending the Fund without sales, service, and redemption charges in the future.

 It is my hope that a proposal favorable to open ending is presented at the next annual meeting. Shareholders deserve to recognize the additional value of their shares. However, if the Board is still inclined to pair the open ending proposal with various charges and expenses, I feel compelled to urge acceptance of this proposal by the shareholders (providing that the expenses and charges have a legitimate basis and were disclosed in the original prospectus) or wait until the next annual meeting and propose to the shareholders the open ending of the Fund with no sales charges and redemption fees.

I look forward to the Board's response.

Sincerely,


George W. Karpus
President